Exhibit 99.1

VBL Therapeutics Selected for €17.5 Million of Funding from Horizon Europe EIC Accelerator Program

VBL is among only 9% of companies across industries selected by the EIC Accelerator

Funds to be used for clinical development, CMC, and pre-commercialization activities for ofra-vec (VB-111)

TEL AVIV, Israel and NEW YORK, December 20, 2021 — VBL Therapeutics (Nasdaq: VBLT), a clinical stage biotechnology company developing first-in-class therapeutics for difficult-to-treat malignant solid tumors and immune or inflammatory indications, today announced that it has been selected for €17.5 million of blended funding by the European Innovation Council (EIC) Accelerator. The funding is comprised of a €2.5 million grant and an additional €15 million direct equity investment by the EIC.

The EIC Accelerator is a prestigious competitive program of the European Commission, which offers grants combined with equity investments through the EIC Fund. In addition to financial support, all projects benefit from a range of Business Acceleration Services that provide access to leading expertise, corporates, investors and ecosystem actors.

“We are honored to have been selected in this prestigious and competitive program, where only nine percent of companies got funded, with only a small fraction of those in biopharma,” said Dror Harats, M.D., Chief Executive Officer of VBL. “In selecting us for this grant and investment, we believe the EIC recognized the value proposition that ofra-vec (VB-111) potentially offers to patients and the high unmet need that exists in ovarian cancer. Ofra-vec offers a novel targeted gene based approach to the way cancer is treated, and if approved, can potentially address some of the key challenges in treating ovarian cancer and establish a new standard of care. We are grateful for the EIC’s support and alignment in our collective mission to improve the lives of patients with cancer.”

The EIC Accelerator’s support comes at a pivotal time for VBL. VBL is nearing the completion of enrollment in the ongoing Phase 3 OVAL registration-enabling clinical trial of ofra-vec (VB-111) in ovarian cancer, with the top-line progression free survival (PFS) co-primary endpoint data readout expected in the second half of 2022. The funds from the EIC will be used to support clinical development, Chemistry Manufacturing and Controls (CMC), and pre-commercialization activities.

For more information about the EIC Accelerator, refer to https://eic.ec.europa.eu/eic-funding-opportunities/eic-accelerator_en .

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat malignant solid tumors and immune or inflammatory indications. VBL’s novel VTS™ gene-based platform and antibody-based monocyte targeting technology enable the creation of a pipeline of programs that harness the body’s innate biological processes to provide unique solutions for significant unmet medical needs. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, first-in-class, targeted anti-cancer gene-based agent in development to treat a wide range of solid tumors. VB-111 is currently being studied in a Phase 3 registration-enabling clinical trial (NCT03398655) for platinum-resistant ovarian cancer. To learn more about VBL, please visit vblrx.com or follow the company on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the receipt of the funding, the anticipated use of proceeds, the ofra-vec (VB-111) value proposition and its ability to obtain regulatory approval, timing of completion of enrollment and data readouts for the Oval Phase 3 study and data readouts for the OVAL study, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with establishment of arrangements for implementing the EIC equity investment by Horizon Europe and the timing thereof, as well as risks inherent in the development of pharmaceutical product candidates, including risks associated with conducting research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and other risks. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:
Daniel Ferry LifeSci Advisors +1 (617) 430-7576 daniel@lifesciadvisors.com